United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale’s production and sales in 4Q22 and 2022

Rio de Janeiro, January 31st, 2023

•	Vale’s Q4 performance was marked by strong iron ore fines and nickel sales, up 24% and 30% q/q respectively, converting into sales the inventories formed in the previous quarter.
•	Iron ore production totaled 308 Mt in 2022, 2% lower y/y, mainly due to (i) licensing delays at Serra Norte; and (ii) jaspilite waste processing and operational performance at S11D. This was partially offset by (i) continued production ramp-up at Vargem Grande; (ii) higher dry processing production at Brucutu; and (iii) higher third-party purchase.
•	Pellets production totaled 32 Mt in 2022, up 1% y/y, with an improved mix of direct reduction pellets (49% of total production vs. 41% in 2021), leveraging on the higher-quality feed and taking advantage of better market premiums.
•	Nickel production grew 6% in 2022 to 179 kt, largely due to the stabilization of Sudbury operations after the labor strike in 2021, as well as consistent and strong performance at Onça Puma. This was partially offset by lower feed availability owing to PTVI furnace rebuild and the later ramp-up of VBME.
•	Copper production decreased 15%, totaling 253 kt in 2022, due to extended maintenance at Sossego mill during the first half of the year, and additional maintenance required at both Sossego and Salobo. This was partially offset by higher production in Canada owing to the stabilization of Sudbury mines and the recovery of copper from copper precipitates in Thompson, reducing waste as part of our approach to circular mining.

Production summary

						% change			2022 guidance	2023 guidance
000’ metric tons	4Q22	3Q22	4Q21	2022	2021	4Q22/3Q22	4Q22/4Q21	2022/2021
Iron ore[1]	80,852	89,701	81,678	307,793	312,901	-9.9%	-1.0%	-1.6%	~310 Mt	310-320 Mt
Pellets	8,261	8,256	9,073	32,111	31,708	0.1%	-8.9%	1.3%	~33 Mt	36-40 Mt2
Nickel	47.4	51.8	48.0	179.1	168.3	-8.5%	-1.3%	6.4%	~180 kt	160-175 kt
Copper	66.3	74.3	77.5	253.1	296.8	-10.8%	-14.5%	-14.7%	~260 kt	335-370 kt
[1] Including third-party purchases, run-of-mine and feed for pelletizing plants. Excluding Midwestern System volumes. [2] Iron ore agglomerates guidance, including iron ore pellets and briquettes.

Sales summary

						% change
000’ metric tons	4Q22	3Q22	4Q21	2022	2021	4Q22/3Q22	4Q22/4Q21	2022/2021
Iron ore fines[1]	81,202	65,381	81,749	260,663	270,885	24.2%	-0.7%	-3.8%
Iron ore pellets	8,789	8,521	10,351	33,164	32,306	3.1%	-15.1%	2.7%
Iron ore ROM	1,963	3,668	607	8,216	2,052	-46.5%	223.4%	300.4%
Nickel	58.2	44.3	44.7	180.8	181.7	31.4%	30.2%	-0.5%
Copper	71.6	70.5	73.7	243.9	284.5	1.6%	-2.8%	-14.3%
[1] Including third-party purchases. Excluding Midwestern System volumes.

Businesses’ highlights in 4Q22

Iron Ore and Pellets operations

•

Iron ore fines and pellets sales increased 22% q/q, totaling 90 Mt, boosted by the drawdown of in-transit inventories formed in Q3. All-in premium totaled US$ 5.4/t1 (vs. US$ 6.6/t in 3Q22), mainly due to lower contractual pellet premiums, after record premiums in Q3.

•	Northern System production decrease q/q is largely explained by seasonally higher rainfall level[2] and Serra Norte’s performance, impacted by (i) lower ROM availability as a result of slower licensing processes; and (ii) processing plants’ conveyor belts maintenance in October and November.
•	Southeastern System and Southern Systems’ production decreased q/q, impacted by seasonally higher rainfall level[3] in Minas Gerais region. Additionally, Southeastern performance was affected by a planned maintenance carried out in Alegria’s mining equipment, while Southern System results were impacted by lower third-party purchase.
•	Pellet production was flat q/q, driven by the higher pellet feed availability for Tubarão plants and the resumption of Plant #5, increasing Tubarão pellet production, which was offset by a maintenance carried out at Plant #7 in Tubarão complex and São Luis plant.

1 Iron ore premium of US$ 1.6/t and weighted average contribution of pellets of US$ 3.8/t.

2 Rainfall level: 472 mm at Serra Norte in 4Q22 (vs. 31 mm in 3Q22) and 421 mm at S11D in 4Q22 (vs. 36 mm in 3Q22).

3 Rainfall level: 577 mm at Mariana Complex in Southeastern System in 4Q22 (vs. 35 mm in 3Q22) and 716 mm at Vargem Grande Complex in Southern System 4Q22 (vs.44 mm in 3Q22).

Nickel operations

•

Nickel sales were 31% higher q/q and 23% greater than the quarterly production, as expected, following the inventory buildup in Q3 to meet sales commitments during planned maintenance at Long Harbour and Matsusaka in Q4.

•	Finished nickel production from Sudbury-sourced ore decreased 9% q/q, as mine and mill maintenance activities in Q3 limited finished production in Q4. During Q4, Sudbury mines achieved the highest quarterly production rates since 2Q19, which is expected to be translated into better finished nickel production in 1H23.
•	Finished nickel production from Thompson-sourced ore declined 11% q/q attributed to scheduled maintenance at the Long Harbour Refinery during the quarter.
•	Finished nickel production from Voisey’s Bay-sourced ore was 10% lower q/q, partially reflecting scheduled maintenance at the Long Harbour Refinery during the quarter, in addition to the production gap created by the depletion of Ovoid mine and the ramp-up of the Voisey’s Bay underground project.
•	Finished nickel production from third parties increased 5% q/q, which was planned to offset lower production from Voisey’s Bay ore in the quarter. Consumption of third-party feed is expected to remain higher than in recent years, aiming to maximize the utilization and performance of our downstream operations.
•	Finished nickel production from Indonesia-sourced material was 6% lower q/q, reflecting lower nickel-in-matte production due to furnace corrective maintenance. Nickel in matte production was 16.2 kt in the quarter, 8% lower q/q.
•	Nickel production at Onça Puma decreased 25% q/q as the kiln underwent a planned maintenance, which impacted 18 days in the quarter.

Copper operations

•	Copper sales[4] were in line q/q, despite lower production mainly due to the sale of inventories of Thompson copper precipitate and Voisey’s Bay concentrate, in-line with sales commitments.

•	Sossego copper production decreased 18% q/q, impacted by planned and corrective maintenance work conducted during the quarter, primarily related to crushing activities.
•	Salobo copper production decreased 15% q/q, due to planned and corrective maintenance, impacting plant availability.
•	Salobo III project successful started-up in the end of 2022 on time and on budget. The project will add 30-40 ktpy in additional copper production and it will achieve full capacity in 4Q24.
•	Copper production in Canada increased 2% q/q. Sudbury mines improved performance following scheduled maintenance in 3Q22. This was offset by a decrease in Thompson copper production, reflecting the winter season stoppage of copper precipitate recovery, and ongoing ramp-up of the underground mine at Voisey’s Bay.

4 Sales volumes are lower compared to production volumes due to payable copper vs. contained copper: part of the copper contained in the concentrates is lost in the smelting and refining process, hence payable quantities of copper are approximately 3.5% lower than contained volumes.

ANNEX - Production and sales summary

Iron ore

						% change
000’ metric tons	4Q22	3Q22	4Q21	2022	2021	4Q22/3Q22	4Q22/4Q21	2022/2021
Northern System	45,097	49,652	50,021	171,555	188,835	-9.2%	-9.8%	-9.2%
Serra Norte and Serra Leste	26,486	30,678	30,958	102,298	115,135	-13.7%	-14.4%	-11.1%
S11D	18,611	18,974	19,062	69,257	73,699	-1.9%	-2.4%	-6.0%
Southeastern System	18,405	19,725	18,659	72,644	69,780	-6.7%	-1.4%	4.1%
Itabira (Cauê, Conceição and others)	7,007	7,017	7,987	27,283	28,696	-0.1%	-12.3%	-4.9%
Minas Centrais (Brucutu and others)	5,395	5,845	4,664	20,759	19,306	-7.7%	15.7%	7.5%
Mariana (Alegria, Timbopeba and others)	6,003	6,864	6,008	24,602	21,778	-12.5%	-0.1%	13.0%
Southern System	17,350	20,324	12,999	63,594	54,285	-14.6%	33.5%	17.1%
Paraopeba (Mutuca, Fábrica and others)	8,403	10,725	4,892	30,106	22,975	-21.7%	71.8%	31.0%
Vargem Grande (Vargem Grande, Pico and others)	8,947	9,599	8,106	33,488	31,310	-6.8%	10.4%	7.0%
IRON ORE PRODUCTION[1]	80,852	89,701	81,678	307,793	312,901	-9.9%	-1.0%	-1.6%
IRON ORE SALES[2]	91,954	77,569	92,706	302,042	305,293	18.5%	-0.8%	-1.1%
FINES AND PELLETS SALES	89,991	73,902	92,099	293,827	303,241	21.8%	-2.3%	-3.1%
FINES SALES[3]	81,202	65,381	81,749	260,663	270,935	24.2%	-0.7%	-3.8%
PELLETS SALES	8,789	8,521	10,351	33,164	32,306	3.1%	-15.1%	2.7%
ROM SALES	1,963	3,668	607	8,216	2,052	-46.5%	223.4%	300.4%

[1] Including third party purchases, run-of-mine and feed for pelletizing plants. Excluding Midwestern System volumes. Vale’s product portfolio Fe content reached 62.0%, alumina 1.3% and silica 6.7% in 4Q22.

[2] Including sales of iron ore fines, pellets, run-of-mine and third-party purchase.

[3] Including third-party purchases. Excluding Midwestern System volumes.

Pellets

						% change
000’ metric tons	4Q22	3Q22	4Q21	2022	2021	4Q22/3Q22	4Q22/4Q21	2022/2021
Northern System	739	899	895	3,212	3,624	-17.8%	-17.4%	-11.4%
São Luis	739	899	895	3,212	3,624	-17.8%	-17.4%	-11.4%
Southeastern System	3,616	3,284	4,807	14,677	16,736	10.1%	-24.8%	-12.3%
Itabrasco (Tubarão 3)	960	525	1,089	2,725	3,389	82.9%	-11.8%	-19.6%
Hispanobras (Tubarão 4)	-	-	-	-	169	-	-	-100.0%
Nibrasco (Tubarão 5 and 6)	1,131	349	1,052	3,465	3,794	224.1%	7.5%	-8.7%
Kobrasco (Tubarão 7)	178	924	989	3,034	3,225	-80.7%	-82.0%	-5.9%
Tubarão 8	1,347	1,485	1,677	5,451	6,162	-9.3%	-19.7%	-11.5%
Southern System	1,222	1,268	745	4,305	3,179	-3.6%	64.0%	35.4%
Fábrica	-	-	-	-	-	-	-	-
Vargem Grande	1,222	1,268	745	4,305	3,179	-3.6%	64.0%	35.4%
Oman	2,684	2,805	2,625	9,919	8,169	-4.3%	2.2%	21.4%
PELLETS PRODUCTION	8,261	8,256	9,073	32,111	31,708	0.1%	-8.9%	1.3%
PELLETS SALES	8,789	8,521	10,351	33,164	32,306	3.1%	-15.1%	2.7%

Nickel - Finished production by source

						% change
000’ metric tons	4Q22	3Q22	4Q21	2022	2021	4Q22/3Q22	4Q22/4Q21	2022/2021
Canada	18.2	20.0	18.3	73.3	76.4	-9.0%	-0.5%	-4.1%
Sudbury	11.1	12.2	8.8	39.0	32.2	-9.0%	26.1%	21.1%
Thompson	2.4	2.7	1.2	9.9	6.0	-11.1%	100.0%	65.0%
Voisey's Bay	4.6	5.1	8.4	24.4	38.2	-9.8%	-45.2%	-36.1%
Indonesia	18.0	19.2	21.7	63.9	66.7	-6.3%	-17.1%	-4.2%
Brazil	5.1	6.8	5.4	23.6	19.1	-25.0%	-5.6%	23.6%
Feed from third-parties[1]	6.1	5.8	2.6	18.3	6.1	5.2%	134.6%	200.0%
NICKEL PRODUCTION	47.4	51.8	48.0	179.1	168.3	-8.5%	-1.3%	6.4%
NICKEL SALES	58.2	44.3	44.7	180.8	181.7	31.4%	30.2%	-0.5%

[1] External feed purchased from third parties and processed into finished nickel in our Canadian operations.

Copper - Finished production by source

						% change
000’ metric tons	4Q22	3Q22	4Q21	2022	2021	4Q22/3Q22	4Q22/4Q21	2022/2021
Brazil	44.9	53.4	57.7	171.0	226.4	-15.9%	-22.2%	-24.5%
Salobo	29.6	34.7	33.8	127.8	144.6	-14.7%	-12.4%	-11.6%
Sossego	15.3	18.7	24.0	43.2	81.8	-18.2%	-36.3%	-47.2%
Canada	21.4	20.9	19.7	82.1	70.4	2.4%	8.6%	16.1%
Sudbury	16.1	12.3	12.9	59.2	46.2	30.9%	24.8%	28.1%
Thompson	1.2	3.6	0.2	5.3	0.4	-66.7%	500.0%	1,225.0%
Voisey's Bay	1.9	3.3	5.1	10.8	20.2	-42.4%	-62.7%	-46.8%
Feed from third parties	2.2	1.7	1.6	6.8	3.6	29.4%	37.5%	88.9%
COPPER PRODUCTION	66.3	74.3	77.5	253.1	296.8	-10.8%	-14.5%	-14.7%
COPPER SALES	71.6	70.5	73.7	243.9	284.5	1.6%	-2.8%	-14.3%
Copper Sales Brazil	44.7	52.9	52.7	166.3	216.2	-15.5%	-15.2%	-23.1%
Copper Sales Canada	26.9	17.6	21.0	77.5	68.3	52.8%	28.1%	13.5%

Base Metals by-products - Finished production

						% change
	4Q22	3Q22	4Q21	2022	2021	4Q22/3Q22	4Q22/4Q21	2022/2021
COBALT (000’ metric tons)	529	609	603	2,434	2,521	-13.1%	-12.3%	-3.5%
PLATINUM (000’ oz troy)	25	32	17	102	79	-21.9%	47.1%	29.1%
PALLADIUM (000’ oz troy)	33	37	19	127	98	-10.8%	73.7%	29.6%
GOLD (000’ oz troy)[1]	74	84	89	289	364	-11.9%	-16.9%	-20.6%
TOTAL BY-PRODUCTS (000’ metric tons Cu eq.)2 3	34	41	29	134	137	-17.1%	17.2%	-2.2%

[1] Includes gold from Copper and Nickel operations.

[2] Includes iridium, rhodium, ruthenium and silver.

[3] Copper equivalent tons calculated using average market metal prices for each quarter. Market reference prices: for copper, cobalt, gold and silver: LME spot; for Platinum and Palladium: NYMEX spot; for other PGMs: Johnson Matthey.

Further information on Vale can be found at: vale.com

Investor Relations

Vale IR: vale.ri@vale.com

Ivan Fadel: ivan.fadel@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements about Vale's current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: January 31, 2023		Head of Investor Relations